Exhibit 99.3
ANNUAL GENERAL MEETING 2010
CHAIRMAN’S ADDRESS
19 November 2010
Ladies and Gentlemen,
The 2010 financial year saw a solid return to profitability for Sims Metal Management, coming off one of the most difficult financial years in the history of your Company. While we are still feeling the lingering effects of the global financial crisis, especially in our largest market — North America — we have made meaningful progress.
The Company achieved sales revenue of $7.5 billion, down 14% on the previous financial year. Profit after tax was $127 million, up 184%, and Earnings per Share was 65 cents, up 178%. The Company shipped a total of 12.9 million tonnes of material during the financial year.
The directors determined a final dividend of 23 cents per share (74% franked), providing shareholders with a total dividend for the fiscal year of 33 cents per share, which represented a payout ratio of 51% of net profit.
At the end of the financial year, the Company had net cash balances of approximately $15 million, undrawn lines of credit of approximately $1.3 billion (recently increased to $1.5 billion) and shareholder equity of $3.3 billion. The Company believes that the strength of its balance sheet is without peer in its industry.
Safety is Sims Metal Management’s number one priority. It is a non-negotiable condition of employment and we are committed to a “zero harm” workplace, where every employee, contractor or visitor will return home in the same condition as he or she arrived. After engaging DuPont Safety Resources more than two years ago, the Company embarked on a fundamental revision of all its health and safety systems and core philosophy. While this journey is now well underway, it is by no means complete.
Dan Dienst will, in his address, speak further on initiatives undertaken in this field which saw further improvements in the health and safety performance of the Group in fiscal 2010.

There is significant consensus among investors and analysts that companies that embrace sustainability as part of their management approach are better equipped to deal with the challenges of business and the ever-changing commercial, operational and political environment of the 21st century.
As the world’s largest metal recycling company, our entire ethos is about resource efficiency and doing more with less. Recycling is known to be one of the best and most effective means of reducing energy consumption and carbon emissions, while preserving scarce natural resources, saving water, and reducing pollution and our dependence on landfills. Your Company’s core metal recycling business preserves millions of tonnes of valuable and increasingly scarce recyclable materials that would otherwise have ended up in landfills.
Further, from humble beginnings in 2002, our Sims Recycling Solutions division is now the world’s leading recycler of electronic goods and equipment. In a sign of the times, we recently received for recycling at our Sacramento, California SRS facility, our first Apple iPad. This is an example of the speed of turnaround in the electronics sector. When we receive newer products that are commonly used like this, we study its composition to determine how best to recycle it in an environmentally friendly manner. In this case, the customer was keen to have their iPad shredded for data security purposes.
We were particularly pleased that our ongoing efforts were recognised for the second consecutive year by the World Economic Forum in Davos, Switzerland, where Sims Metal Management again was nominated as one of the Global Top 100 Most Sustainable Corporations in the World.
At last year’s Annual General Meeting we had the pleasure of adding, thanks to your vote of approval, three new non-executive members to our Board of Directors: Geoff Brunsdon, Jim Thompson and Paul Sukagawa.
I am pleased to say that Geoff, Jim and Paul have survived their first full year of service, and have proven themselves to be valuable additions to our Board, and we look forward to their on-going contribution.
The Board continued its practice of having two of its meetings at the Group’s operating facilities. These meetings provide the opportunity for directors to gain valuable first-hand knowledge of our business, meet face-to-face with our local management teams and receive briefings from them, and discuss strategic issues. During the fiscal year the Board visited the Company’s new electronics recycling facility in Newport, South Wales. This facility is the largest and most modern electronic equipment recycling plant in the world. It allows us to carry out a wide range of recycling solutions and has the capacity to recover and recycle more than 100,000 tonnes per year of residential and commercial e-waste. A new 6,000 square metre building on the site houses the latest in electronics shredding technology and state-of-the-art equipment to separate, clean and recycle precious metals, glass, polymers and plastics which would otherwise go into landfills.

This new electronics recycling facility is combined with the Company’s existing metals shredder and fridge recycling plant on a 36 acre site, making it one of the world’s largest and most diverse recycling operations.
Last month the directors had the opportunity to visit our jointly owned SA Recycling operations in Southern California. This joint venture, headed by George Adams (who is in the audience with us today), was created in September 2007 and operates within a territory encompassing Southern California, Arizona, Southern Nevada and Northern Mexico. It encompasses two deep water facilities at the Port of Los Angeles and Long Beach, four shredding operations and an extensive network of inland feeder yards. It is an operation that has more tonnes of ferrous metal passing through its forty locations throughout the region than in all of our Australasian yards combined, and is a very impressive and well run enterprise.
The Board recognises that good corporate governance is a dynamic concept. We are continually seeking ways to improve our performance in this area. In line with this focus on continuous improvement, this year the Board has been working on enhancing a number of policies and procedures, including revising the Company’s Code of Conduct and several of its Board Committee Charters. Additional information on our Corporate Governance initiatives can be found in the Corporate Governance Statement of our 2010 Annual Report. As many of you would be aware, on 30 June 2010 the ASX Corporate Governance Council released amendments to its Principles and Recommendations in relation to, among other matters, diversity. Though we are not obliged to report against these amendments until October 2012 we will be establishing a diversity policy and reporting against the new recommendations this fiscal year.
Generating value for shareholders remains an absolute focus of the Board. While results in our first quarter of this fiscal year were below expectations, shareholders should not lose sight of the fact that your Company operates in a cyclical industry. Indeed, the Company’s Total Shareholder Return, which is a function of share price appreciation and the dividends that we pay, while poor last year has, over a ten year period, averaged 18% per annum. This means that $1,000 invested in your Company ten years ago would be worth over $5,125 today. You can take great comfort from the fact that the Company’s strategy, and management’s execution of that strategy, has positioned your Company well to take advantage of the opportunities that will doubtless present themselves as markets inevitably recover.
Finally, I would like to record the Board’s appreciation of the efforts of the Company’s management and employees throughout the year. All staff can take credit for contributing to the much improved result that was achieved.

ANNUAL GENERAL MEETING 2010
GROUP CHIEF EXECUTIVE OFFICER’S ADDRESS
19 November 2010
Thank you Mr Chairman, and thank you to our shareholders for attending today. I am honoured to be here this morning for my third Annual General Meeting as the Group Chief Executive Officer of Sims Metal Management.
I would like to extend a warm welcome to all of our employee shareholders in attendance today and to all our employees around the world who may hear or read my prepared comments at a later time. Your talent, hard work and dedication to working safely are a defining characteristic of our Company and a key driver of shareholder value creation. In particular, I want to thank you for your commitment these last few years in what we now know was the worst economic crisis since the Great Depression. We are not quite out of the woods yet, but I’m confident that with your continued hard work and by remaining true to our core values we will continue to achieve great success. I say with firm conviction that at Sims Metal Management, our best years are still ahead of us.
Now, as the Chairman has already taken us through some of the broad financial highlights of our 2010 fiscal year, I’d like to take a moment to offer some perspective on our accomplishments over the past 12 months as well as some of the challenges we faced, the hurdles we have surmounted and a reiteration of our strategy.
Let me state upfront that while the year over year improvement in our financial performance on its face, and in percentage terms, seems like a remarkable achievement, our Company’s performance is not where we would like it to be at this juncture. And while the first quarter of fiscal 2011 marked our fifth consecutive quarter of profitability since the global financial crisis, we are still dealing with constrained scrap flows and margins — particularly in North America, this Company’s largest operating platform and collection of assets — as a result of the continued macroeconomic challenges faced by the world’s largest economy and largest scrap reservoir.
At last year’s meeting we discussed our corporate mantra: RIGHT. NOW. “RIGHT” — referring to our commitment to doing things the right way in every aspect of our business, and “NOW” — doing so with a sense of urgency. “NOW”, not tomorrow.
We have stayed true to this philosophy throughout the year and remain focused on ‘those things within our control’. Government behaviour, market behaviour — be it metals markets or stock markets, currency markets and the like, are all clearly not within our control. Staying focused on those things within our control — things such as prudent use of capital, balance sheet management, growth via acquisitions and organically, investment in production efficiencies and technology to drive the same, continued discipline and savvy as we centrally market the ferrous and non-ferrous commodities that we create, and managing our human assets, from safety to professional development — remains steadfast. Indeed, many of these controllable attributes fit neatly into our Company’s long-term strategy to create meaningful shareholder value.
We should note that remaining focused on those things within our control does not mean ignoring the turbulent headwinds of the fragile macroeconomic climate. To the contrary, we remain keenly focused on operating and administrative costs, protecting our impeccable balance sheet and making smart decisions as it relates to the trading of the commodities we create. This is so particularly in the face of extraordinary volatility in pricing and acute periods of illiquidity in certain tradable commodities. The world continues to struggle to price and value the impact of an anemic U.S. recovery, European sovereign debt woes and a Chinese government that attempts to cool sectors of its growing economy. While we cannot change these variables, I assure you we will continue to manage through them and navigate around them.
For the benefit of those in attendance today, I’ll reiterate the broad cornerstones of our strategy. A strategy that remains unchanged by the aforementioned global macroeconomic turmoil.
As we have stated previously, our strategy is as follows:
•	We continue to seek accretive external growth opportunities across all geographies and business lines, with a particular focus on source control for the traditional metals recycling business, and expansion of our e-recycling business;
•	We continue to invest in the efficiencies in our operating yards and facilities, so that when markets recover, and they will recover in North America and Europe, we will be well ahead of our competition in terms of operational efficiencies;
•	We continue to invest in leading edge technology as it relates to metallic and non-metallic value capture. These investments are being made across all business lines and geographies; and

•	Finally, we will continue to nurture, invest, attract and retain the best and brightest in our industry. As we said on the cover of our annual report — our people are the most advanced piece of technology that we deploy.
All of which I just mentioned leads us to be optimistic about longer term meaningful shareholder value creation. Our Company — your Company — has a history of emerging from the depths of the economic cycle stronger than when it entered, and we intend to repeat that trend as and when the cycle plays through.
In fact, there are currently 5,600 people across 23 countries, 5 continents and 230 locations that are working hard and safely everyday to ensure this result.
As I have just mentioned ‘safety’, indulge me a moment to speak to Sims Metal Management’s safety culture and why this is, and will remain, a most urgent priority. Working safely is an ongoing process of culture change; it is a journey. In the year since we last met, we have made important progress in terms of safety. The Lost Time Frequency Rate (LTIFR) — the number of lost time injuries multiplied by one million and divided by the number of hours worked, dropped from 4.8 in fiscal 2009 to 3.2 in fiscal 2010. Equally, the Medically Treated Injury Frequency Rate (MTIFR), similarly defined, fell from 19.4 in fiscal 2009 to 14.2 in fiscal 2010.
For our employees, we’ve made great strides in terms of overall safety metrics and the implementation of our new safety programs thus far, but we must remember not to get complacent.
Last year I received a question from the audience that, while acknowledging the nobility of safety as a moral imperative, seemingly dismissed the link to the Company’s financial performance for its shareholders. I would like to remind you that beyond the moral imperative to keep our employees safe, these safety improvements are an important piece of our strategy of being a more efficient and disciplined organization. There is a direct correlation between the safest facilities and the best production and financial producers. For any doubters assembled here today, I will make this final observation on the topic of safety. Since my address to you last year, there have been two stark examples of public companies who have engaged in ‘shortcuts’ in their operations to maximize short-term profit. One was a British oil and gas company, and one was an American coal company. In both cases, their behaviour led to tragic loss of human life and wiped out tens of billions of dollars of shareholder value. Not in my Company. Not in our Company.
In addition to safety and as the Chairman noted, we have an overall commitment to sustainability and we remain dedicated to the ideals of environmental stewardship and the preservation of natural resources.
Every facility manager, regional president or general manager has a responsibility not only to the Company, but to the communities in which we operate. The Company has a responsibility to ensure that our operations are performed in a responsible manner with regard to the health, safety and environment of these communities. There is a phrase used by hikers and others who enjoy the outdoors — “tread lightly” — meaning to leave little or no impact. At Sims Metal Management, we strive to “tread lightly” not only by the inherent sustainable nature of our business as recyclers, but also by making sure we are doing all we can to improve energy efficiency, maintain proper storm water controls, use alternative energy sources and continue our internal R&D to reduce the land-filling of our waste products. Operating in a sustainable, environmentally responsible manner and being profitable are not mutually exclusive propositions. We can do well AND do good at the same time.
As noted in our Sustainability Report in our Annual Report, use of the recycled materials sold by Sims Metal Management during fiscal 2010 saved almost 13 million Mega-Watt hours of energy as compared to the use of the same amount of virgin mined material. Our operations also reduced carbon emissions, pollution and energy consumption. By providing the steel industry with ferrous scrap metal, which is used instead of virgin iron ore, more than 13.2 million tonnes of CO2 emission were avoided in fiscal 2010.
Earlier this year, and for the second year in a row, as the Chairman noted, we were honoured at the Davos World Economic Forum as one of the top 100 most sustainable corporations in the world. The Global 100 Most Sustainable Corporations project was launched in 2005 to identify companies that consistently demonstrate superior positioning and performance in environmental, social and governance issues relative to their industry peers. While we’re very pleased with this honour, we will not rest on our laurels and will continue to exemplify environmental and corporate social responsibility.
As noted earlier, growth has been and remains a cornerstone of the Sims Metal Management strategy. I’d now like to touch upon a few of our acquisitions over the past year. We’re pleased to report that we have maintained our strategy of opportunistic and prudent deployment of capital for long-term growth, which included the acquisitions of:
•	Fairless Iron & Metal, a ferrous and non-ferrous recycler based in Pennsylvania on the East Coast of the United States, which closed in the beginning of the 2010 fiscal year. Through this acquisition, we added two major facilities including a state-of-the-art mega-shredder, rail infrastructure and a deep water port for the export of our products;
•	in September 2009, Technorecycle GmbH, a leading German electronics scrap recycler and asset recovery specialist located near Frankfurt. This is now our second recycling solutions operation in Germany; and
•	in November 2009, the remaining 50% of our previous joint venture operation Port Albany Ventures, LLC, a mixed-use bulk material stevedoring operation in the Albany region of New York, located on a 28 acre dock facility on the Hudson River.

More recently, we completed two additional acquisitions early in what is now fiscal 2011. In the U.K., we acquired the electronics recycling assets of Wincanton PLC on 13 August 2010. The transaction enhanced our geographical footprint within the U.K. market, allowing us to provide a more localised service to our growing client base. The retailer-led capability and logistics expertise of Wincanton’s recycling division, together with its infrastructure, ideally complements our business model and processing expertise. Furthermore, the addition of a collaborative arrangement in reverse logistics with Wincanton PLC will allow us to offer an unparalleled level of recycling excellence and service convenience to our UK customer base.
We continue to explore and invest in growth opportunities for our SRS business around the world. SRS is now the world’s largest e-recycler. While the genesis of SRS was Europe and the UK, we should note that this past July SRS was named as the top electronics recycler in North America by Recycling Today magazine. Out of the 20 largest recycling companies, SRS maintained the highest volumes of electronic scrap recycled in that nascent market for calendar 2009.
Additionally, at the end of October we announced the acquisition of the assets of Commercial Metal Recycling Services or CMRS. CMRS is a metal recycler that operates a network of eight yards across Queensland, and collects approximately 75,000 tonnes of ferrous scrap and 7,000 tonnes of non-ferrous scrap per year. This acquisition is a terrific strategic fit for our Australian metal recycling business, in particular our Queensland operations, due to its diverse geographic footprint and strong local processing capabilities. We are currently awaiting clearance from the Australian Competition & Consumer Commission.
We will continue to pursue growth opportunities in the remainder of our 2011 fiscal year and beyond. Such growth is being explored across all geographies and business lines as evidenced by the transactions that have already taken place in our 2011 fiscal year.
Our dedication to our core principles, the core DNA of our Company if you will, remains unchanged since I spoke at my first AGM in 2008. We remain committed to:
•	Safety, first and foremost;
•	Maintaining our financial strength to fund growth initiatives and defend the Company through tough markets;
•	Utilizing and deploying the capital with which we are entrusted with discipline, an entrepreneurial spirit and with the full comprehension of the responsibility that comes with such trust;
•	Prudently pursuing growth as and when opportunities present themselves, via acquisitions and/or organic initiatives;
•	The further development and use of advanced technologies to gain a distinct competitive advantage;
•	Treating every single one of our employees with the respect that they deserve;

•	Utilizing the advantage that we gain from our diverse geographic footprint and global reach;
•	And finally, the creation of shareholder value by embracing these core values.
As the year progresses, I am confident that our 5,600 employees will once again prove that our Company’s core values — safety, respect, integrity, teamwork, and an entrepreneurial spirit — coupled with our financial flexibility will allow Sims Metal Management to rise and meet any challenges that come our way.
Finally, Mr Chairman, please note that there has been no material change in our markets that would currently necessitate an update relative to our most recent commentary as of 27 October 2010.
Thank you, Mr Chairman for the opportunity to address our shareholders this morning.
We are now ready to address the various business items slated for today’s meeting. I’d like to ask the Chairman to take us through the list.